FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Cancellation of Stock Options Granted

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date:	June 26, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Item 1.

Cancellation of Stock Options Granted

1. Number of Grantees Cancelled	Concerned Company's employee and director	1
	Affiliated Companies' employee and director	1
2. Number of Shares Cancelled	Common Shares	8,000
	Preferred Shares	-
3. Stock Option Granted after this Cancellation	Common Shares	244,800
	Preferred Shares	-
4. Reasons for Cancellation		Retirement
5. Date of Board of Directors’ Resolution (Decision Date)		06/26/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	0
- Auditors (members of audit committee) in Attendance		Present

[ Details of Cancellation by Grantees ]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Kim, Jun Hyun	Employee of affiliated company	4,000	-	-
Baek, Min Jung	Employee	4,000	-	-